UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of March, 2007

                           SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









                            SPIRENT COMMUNICATIONS PLC
                                  (the "Company")



                        NOTIFICATION OF DEEMED INTERESTS
                 BY DIRECTORS, PERSONS DISCHARGING MANAGERIAL
                       RESPONSIBILITY OR CONNECTED PERSONS



The Company was notified on 29 March 2007 that Spirent Sharesave Trust Limited, the trustee for the Spirent Sharesave Trust (the "Trust") had transferred Ordinary shares to satisfy the exercise of options under the Company's Savings Related Share Option Scheme as follows:


No of Shares                                     Option Price

7,768                                            38 pence



Following this transfer the total number of Ordinary shares held by the Trust is:


1,637,061 (representing 0.185% of the issued share capital of the Company).


The Company's executive directors are potential beneficiaries of the Trust (together with all other UK employee share option holders) and are, therefore, treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the directors' deemed interest in the Trust has been reduced by the above number of shares transferred.


For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in securities by the executive directors whose interests in the Company's securities remain unchanged notwithstanding the above events.




Warren Nash
Share Plans Manager
Spirent Communications plc






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 29 March, 2007                           By   ____/s/ Michael Anscombe____

                                                    (Signature)*